Exhibit 17.1

October 06, 2026

Sidus Space, Inc.
400 Imperial Blvd
Suite 201
Cape Canaveral, FL 32920

Dear Chair of the Board and Directors,

I am resigning from the Board of Directors, its committees, and my position as Audit Chair of Sidus Space, Inc., effective October 6, 2026, at 7:15 p.m. ET. My decision is based on a number of concerns and disagreements regarding duty of care and oversight, governance, a breakdown of the control environment, and the lack of prompt, independent, and fair handling of a confidential complaint brought to me and the other Chairs.

Given my role as Audit Chair, the concerns brought to me, and the events that followed, I believe it is important that the reasons for my resignation be publicly disclosed.

Sincerely,

Tiffany Norwood

Audit Committee Chair
Nominating and Corporate Governance Committee Member